Exhibit 99.1

DHT Holdings, Inc. reports second quarter results with profitable operations and strengthened balance sheet

ST. HELIER, CHANNEL ISLANDS, July 23, 2012 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

Financial and operational highlights:
USD mill. (except per share)
	Q2 2012	Q1 2012	Q4 2011	2011	2010
Revenue	23.7	28.3	25.3	100.1	89.7
EBITDA	11.0	15.0	13.1	52.7	51.6
Adjusted Net Income*	3.5	6.9	3.7	14.8	6.1
Adjusted EPS*	0.02	0.11	0.06	0.24	0.13
Interest bearing debt	219.8	267.4	280.6	280.6	265.2
Cash	70.9	29.6	42.6	42.6	58.6
Dividend**	0.24	0.02	0.03	0.26	0.40
Fleet (dwt)	2,384,602	2,574,304	2,574,304	2,574,304	1,659,802
Spot days***	27%	17%	17%	13%	0
Unscheduled off hire***	0.05%	0.30%	0.41%	0.27%	1.69%
Scheduled off hire***	2.63%	0.64%	2.48%	1.90%	0
* adjusted for loss on sale of vessels, impairment and non-cash swap related items. EPS is calculated using average outstanding shares of 140,081,883 for Q2 2012 which assumes all preferred shares issued on May 3, 2012 have been exchanged for common stock.
** per common share.  $3.40 per preferred share.
*** as % of total operating days in period.

Highlights of the quarter:

●
EBITDA of $11.0 million, net income of $2.7 million and EPS of $0.02.  The company will pay a dividend of $0.24 per common share and $3.40 per preferred share for the quarter payable on August 16, 2012 for shareholders of record as of August 9, 2012.

●
During the quarter we had three VLCCs in the Tankers International Pool (“TI Pool”), two for the full quarter and one as of May.  The vessels generated an average time charter equivalent earnings (“TCE”) of $25,000 per day.  The other vessels were either on time- or bareboat charters during the quarter.

●	The equity offering backstopped by Anchorage Capital Group, L.L.C. and concurrent private placement closed on May 2, 2012 generating net proceeds of approximately $76.2 million.

●
At the Company’s 2012 annual general meeting of shareholders, the shareholders voted to authorize a 12-for-1 reverse stock split of DHT's common stock, par value of $0.01 per share.  The reverse stock split became effective after the close of business on July 16, 2012.

●	DHT prepaid $13.6 million under the credit facilities with DVB and DNB combined, equal to all scheduled installments through 2014.

●
Following the fleet appraisal for the second quarter, DHT repaid $18 million under the RBS credit facility.  Further, and following the fleet appraisal for the third quarter conducted in early July, DHT repaid $3.1 million in July. The next scheduled installment under the RBS facility is in Q3 2015.

●	The VLCC DHT Regal completed its third special survey and dry-dock and entered the TI Pool during the quarter.

●
The Aframaxes Overseas Rebecca and Overseas Ania were redelivered under their time charters and subsequently sold during the quarter.  DHT incurred a loss of $1.4 million on the sale of the two vessels in the second quarter. A loss of $0.9 million related to the Overseas Rebecca was recorded in the first quarter 2012. The proceeds from the sales were used to further reduce the outstanding debt under the RBS credit facility.

●	The Aframax DHT Sophie was redelivered under its time charter in June 2012. The vessel is trading in the spot market with the intention to enter into a pool during the second half of 2012.

Second Quarter 2012 Results
The Company reported revenues for the second quarter of 2012 of $23.7 million.  The revenues reflect increased spot market exposure and the sale of two vessels during the quarter.

Vessel operating expenses for the quarter were $6.6 million, and are in line with the Company’s plans as well as the preceding quarters. Charter hire expense for the quarter was $2.3 million related to the charter in of the Venture Spirit.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $6.9 million for the quarter.

G&A for the quarter was $2.0 million and includes non-cash charges related to restricted share agreements for our management and board of directors.

Net financial expenses were $1.3 million for the quarter including a net non-cash gain on interest rate swaps of $0.6 million.

We had net income for the quarter of $2.7 million or $0.02 per share.  Net cash provided by operating activities for the quarter was $5.8 million and was impacted by increased working capital for one additional vessel entering the TI Pool.

At the end of the quarter, our cash balance was $70.9 million and reflects the capital raise conducted during the quarter.

As a result of a fleet appraisal related to the RBS credit facility conducted in early July 2012, $3.1 million has been classified as current portion of long term interest bearing debt as of June 30, 2012.

We declared a cash dividend of $0.24 per common share and $3.40 per preferred share for the second quarter payable on August 16, 2012 for shareholders of record as of August 9, 2012.

EARNINGS CONFERENCE CALL INFORMATION

DHT will host a conference call at 8:00 a.m. EDT Tuesday July 24, 2012 to discuss the results for the quarter.  All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 212 444 0481 within the United States, 23162787 within Norway and +44 203 140 8286 for international callers. The passcode is “DHT”.  A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available through July 31, 2012.  To access the replay, dial 1 347 366 9565 within the United States, 21000498 within Norway or +44 207 111 1244 for international callers and enter 2374127# as the pass code.

DHT Holdings, Inc. plans to report its next quarterly earnings as follows:

Q3 2012 on Tuesday October 23, 2012

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company operating a fleet of six VLCCs, two Suezmaxes and two Aframaxes.  Four of the vessels are on time charters, two are on long-term bareboat charters, four are operating in pools and/or the spot market.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 19, 2012.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +44 1534 639 759 and +47 412 92 712
E-mail: eu@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2012

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands except per share amounts)

ASSETS	Note	June 30 2012	Dec. 31 2011
Current assets		Unaudited
Cash and cash equivalents		$70 866	42 624
Accounts receivable	8	14 346	5 021
Prepaid expenses		1 006	1 783
Bunkers		1 410	‒
Total current assets		87 628	49 428

Vessels	5	428 404	454 542
Other property, plant and equipment		479	533
Other long term receivables		‒	54
Total assets		516 512	504 557

Total assets		516 512	504 557

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses		5 337	5 243
Derivative financial instruments	4	2 240	3 422
Current portion long term debt	4	3 100	16 938
Prepaid charter hire		2 868	8 356
Total current liabilities		13 545	33 959

Non-current liabilities
Long term debt	4	215 481	263 632
Derivative financial instruments	4	‒	178
Other long term liabilities		228	340
Total non-current liabilities		215 709	264 150

Total liabilities		229 254	298 109

Stockholders’ equity
Stock	6,7	947	640
Paid-in additional capital	6,7	385 069	308 727
Retained earnings/(deficit)		(98 557)	(102 164)
Other components of equity		(201)	(755)
Total stockholders equity		287 258	206 448

Total liabilities and stockholders’ equity		516 512	504 557

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED INCOME STATEMENT
($ in thousands except per share amounts)

		Q2 2012	Q2 2011	1H 2012	1H 2011
	Note	Apr. 1-June 30 2012	Apr. 1-June 30 2011	Jan. 1-June 30 2012	Jan. 1-June 30 2011
		Unaudited	Unaudited	Unaudited	Unaudited
Gross revenues		$23 700	25 904	51 998	48 172

Operating expenses
Voyage expenses		(545)		(545)	(1 294)
Vessel expenses		(6 555)	(8 551)	(13 392)	(14 990)
Charter hire expense		(2 310)	(1 203)	(4 690)	(1 203)
Depreciation and amortization	5	(6 947)	(7 788)	(13 956)	(14 541)
General and administrative expense		(1 969)	(2 235)	(5 150)	(4 672)
Total operating expenses		$(18 327)	(19 776)	(37 733)	(36 699)

Profit / loss, sale of vessel		(1 371)		(2 231)

Operating income		$4 003	6 128	12 035	11 473

Interest income		57	21	66	63
Interest expense		(1 934)	(1 773)	(3 892)	(3 373)
Fair value gain/(loss) on derivative financial instruments	4	590	(76)	891	174
Other Financial income/(expenses)		44		(89)	–
Profit/(loss) before tax		$2 760	4 300	9 010	8 338

Income tax expense		(74)	(26)	(74)	(49)
Net income/(loss) after tax		$2 686	4 274	8 936	8 289
Attributable to the owners of parent		$2 686	4 274	8 936	8 289

Basic net income per share		0.02	0.07	0.09	0.14
Diluted net income per share		0.02	0.07	0.09	0.14

Weighted average number of shares (basic)		140 081 883	64 395 031	102 270 469	57 544 595
Weighted average number of shares (diluted)		140 081 883	64 395 031	102 270 469	57 599 218

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period		$2 686	4 274	8 936	8 289

Other comprehensive income:
Reclassification adjustment from previous cash flow hedges		186	448	555	914

Total comprehensive income for the period		$2 872	4 722	9 491	9 203

Attributable to the owners of parent		$2 872	4 722	9 491	9 203

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
($ in thousands)

		2Q 2012	2 Q 2011	2012	2011
	Note	Apr. 1 - June 30, 2012	Apr. 1 - June 30, 2011	Jan. 1 - June 30, 2012	Jan. 1 - June 30, 2011
		Unaudited	Unaudited	Unaudited	Unaudited
Cash Flows from Operating Activities:
Net income		$2 685	4 274	8 936	8 289
Items included in net income not affecting cash flows:		–		–	–
Depreciation and amortization	5	6 860	7 788	13 956	14 541
Gain/loss, sale of vessel	5	1 371		2 231	–
Amortization related to interest and swap expense		(590)	76	(891)	(174)
Deferred compensation related to options and restricted stock		265	154	545	375
Changes in operating assets and liabilities:		–		–	–
Accounts receivable, prepaid expenses		(6 165)	(4 015)	(8 494)	(4 789)
Accounts payable and accrued expenses		1 634	(406)	(5 508)	182
Inventories		(307)		(1 410)	–
Net cash provided by operating activities		$5 752	7 871	9 366	18 424

Cash Flows from Investing Activities:
Decrease/(increase) in vessel acquisitions deposits		–	6 700	–	5 500
Investment in vessels		(1 969)	(69 300)	(3 498)	(124 402)
Sale of vessels		13 662		13 662	–
Investment in property, plant and eqipment		(43)	(187)	–	(558)
Net cash used in investing activities		$11 649	(62 787)	10 164	(119 460)

Cash flows from Financing Activities
Issuance of stock	6.7	76 179		76 179	67 540
Cash dividends paid	7	(3 395)	(6 435)	(5 329)	(11 327)
Issuance of long term debt	4	–	33 081	–	60 169
Repayment of long-term debt	4	(48 903)	(609)	(62 137)	(609)
Net cash provided by/(used) in financing activities		$23 881	26 037	8 713	115 773

Net increase/(decrease) in cash and cash equivalents		41 283	(28 879)	28 242	14 736
Cash and cash equivalents at beginning of period		29 583	102 184	42 624	58 569
Cash and cash equivalents at end of period		$70 866	73 305	70 866	73 305

Specification of items included in operating activities:
Interest paid		1 762	1 691	1 919	3 172
Interest received		57	21	66	63

DHT HOLDINGS, INC.
SUMMARY CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS’ EQUITY
($ in thousands except shares)
Unaudited

					Preferred Stock
	Common Stock			Paid-in			Retained		Cash Flow	Total
	Note	Shares	Amount	Additional Capital	Shares	Amount	Earnings		Hedges	equity
Balance at January 1, 2011		48 921 961	$487	$240 537			(42 188)		$(2 495)	$196 341
Total comprehensive income							8 289		914	9 203
Cash dividends declared and paid	7						(11 328)			(11 328)
Issue of stock	6	15 425 300	154	67 331						67 485
Compensation related to options and restricted stock		103 501	1	374						375
Balance at June 30, 2011		64 450 762	642	308 242			(45 227)		(1 581)	262 076

					Preferred Stock
		Common Stock		Paid-in			Retained		Cash Flow	Total
	Note	Shares	Amount	Additional Capital	Shares	Amount	Earnings		Hedges	equity
Balance at January 1, 2012		64 450 762	$642	$308 726			(102 164)		$(756)	$206 448
Total comprehensive income							8 936		555	9 491
Cash dividends declared and paid	7						(5 329)		–	(5 329)
Issue of stock		30 038 400	300	16 905	442 666	4			–	76 179
Compensation related to options and restricted stock		78 823	1	468						469
Balance at June 30, 2012		94 567 985	943	326 099	442 666	4	(98 557)	#	(201)	287 258

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2012

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a limited company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at 26 New Street, St. Helier, Jersey, Channel Islands. The Company’s principal activity is the ownership and operation of a fleet of crude oil carriers. Our strategy is to employ our vessels in a combination of charters with stable cash flow and market exposure.

The financial statement were approved by the Board of Directors on July 20, 2012 and authorized for issue on July 23, 2012.

Note 2 – General accounting principals
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2011.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IFRS”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2011 audited consolidated financial statements.

The Board confirms that these interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure

New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2011 but not currently relevant to the group (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements;

●	Revised IAS 24 (revised), ‘Related party disclosures’, issued in November 2009. Effective January 1, 2011.

●	Classification of rights issues’ (amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after February 1, 2010.

●	IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’, effective July 1, 2010.

●
Prepayments of a minimum funding requirement’ (amendments to IFRIC 14). The amendments correct an unintended  consequence of IFRIC 14, ‘IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their  interaction’.

●	Annual Improvements project, The improvement project is an annual project that provides a mechanism for making necessary but non urgent amendments in several standards.

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon on the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.  The Company’s vessels carry crude oil only. The Company’s management manages the Company’s operations as one business segment.

Entity-wide disclosures:

Information about major customers:

As of June 30, 2012, six of the Company’s 10 vessels are on charter, pursuant to either time charters or long-term bareboat charters. The long-term bareboat charters are to Overseas Shipholding Group, Inc. (OSG) and are an important source of revenue for the Company.

Note 4 – Interest bearing debt
As of June 30, 2012, DHT had interest bearing debt totalling $219.8 million of which $145.3 million is priced at Libor+0.70%, $31.4 million is priced at Libor+0.85%, $18.4 million is priced at Libor+3.00% and $24.8 million is priced at Libor+2.75%. Interest is payable quarterly in arrears. As of June 30, 2012, the Company had one interest rate swap in an amount of $65 million under which DHT pays a fixed rate of 5.95% including margin of 0.85%. The interest rate swap expires in January 2013. From January 1, 2009 the Company has discontinued hedge accounting on a prospective basis. Derivatives are re-measured to their fair value at each balance sheet date. The resulting gain and loss is recognized in profit or loss.

The Company’s credit agreements contain a financial covenant related to the charter-free market value of the Company’s vessels that secure the obligations under the credit facilities. With regards to the credit agreement with the Royal Bank of Scotland the charter free value (broker valuations) of the vessels that secure the obligations under this credit facility shall at all times be above 120% of the outstanding debt under the loan plus the actual or notional cost of terminating the interest rates swap. In order to stay in compliance with this covenant, the Company made a prepayment of $18 million in the second quarter 2012. As a result of a fleet appraisal related to the RBS credit facility conducted in early July 2012 the Company repaid $3.1 million in July in order to stay in compliance with this covenant.  This amount has been classified as current portion of long term interest bearing debt as of June 30, 2012.

In March 2012 we entered into agreements to amend the credit agreements related to DHT Phoenix and DHT Eagle.  The agreements were amended whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million and $6.9 million (equal to all scheduled installments through 2014), respectively, until and including December 31, 2014; (i)  the "Value-to-Loan Ratio will be lowered from 130% to 120%; and (ii) the margin on the loans are increased by 0.25% to 3.00% and 2.75%, respectively. These two amendments became effective upon the completion of the equity offering in early May at which time the above prepayments were made. These two credit facilities also contain financial covenants related to each of the borrowers as well as DHT on a consolidated basis. DHT covenants that, throughout the term of the credit agreements, DHT on a consolidated basis shall maintain unencumbered cash of at least $20 million, value adjusted tangible net worth of at least $100 million and value adjusted tangible net worth of no less than 25% of the value adjusted total assets.

Scheduled debt repayments (USD million)

	July 1 to
	Dec. 31, 2012	2013	2014	2015	2016	Thereafter	Total
RBS	3,1	–	–	11,1	36,3	126,2	176,7
DVB	–	–	–	2,4	15,9	–	18,4
DNB	–	–	–	2,5	22,3	–	24,8
Total	3,1	–	–	16,0	74,5	126,2	219,8
Unamortized upfront fees							(1,2)
Total long term debt including current portion							218,6

Note 5 – Vessels
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels.  Historically, both charter rates and vessel values have been cyclical.  The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. The Company has performed an impairment test using the “value in use” method as of June 30, 2012.

In assessing “value in use”, the estimated future cash flows are discounted to their present value.  In developing estimates of future cash flows, we make assumptions about future charter rates, ship operating expenses, the estimated remaining useful lives of the vessels and the discount rate.  These assumptions are based on current market conditions, historical trends as well as future expectations.  Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. The impairment test has not resulted in an impairment charge in the second quarter. The impairment test has been performed using an estimated weighted average cost of capital of 8.47%.

The Aframaxes Overseas Rebecca and Overseas Ania were sold during the quarter. DHT incurred a loss of $1.4 million on the sale of the two vessels in the second quarter.  A loss of $0.9 million related to the Overseas Rebecca was recorded in the first quarter 2012.

Note 6 – Equity Offering
A backstopped equity offering and a concurrent private placement of common stock and preferred stock closed on May 2, 2012.  DHT issued a total of 30,038,400 shares of common stock with par value of $0.01 per share and 442,666 shares of preferred stock with par value of $0.01 per share for total net proceeds of $76.2 million after expenses amounting to $3.8 million.  Upon effectiveness of the reverse stock split, the preferred shares are exchangeable into 7,525,322 shares of common stock on a split-adjusted basis and assuming no further adjustments.  Unless voluntarily exchanged by each shareholder prior to June 30, 2013, the preferred shares will automatically be exchanged for shares of common stock in July 2013.  Assuming the full exchange of all shares of preferred stock into shares of common stock a total of approximately 183.1 million shares of common stock would have been issued and outstanding on a pro forma pre-split-adjusted basis.  However, following effectiveness of the reverse stock split approved at the annual general meeting, a total of approximately 15.3 million shares of common stock will be issued and outstanding on a pro forma basis.

In February 2011, DHT issued a total of 15,425,300 shares of common stock with par value of $0.01 per share for total net proceeds of $67.5 million after underwriting discount and expenses amounting to $4.2 million.

Note 7 – Stockholders equity and dividend payment

	Common stock	Preferred stock
Issued at June 30, 2012	94 567 985	442 666
Par value	$ 0.01	$ 0.01
Numbers of shares authorized for issue
at June 30, 2012	125 000 000	1 000 000

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
Terms and rights of Preferred stock will be established by the board when or if such shares would be issued. For the terms and rights of the preferred shares issued on May 2, 2012, please refer to the prospectus supplement filed with the Securities and Exchange Commision on March 19, 2012.

Dividend payment:

Dividend payment as of June 30, 2012:

Payment date:	Total payment*	Per common share*
May 23, 2012	$ 3.4 million	$0.02
February 7, 2012	$ 1.9 million	$0.03
Total payment as of June 30, 2012:	$ 5.3 million	$0.05
*the total payment on May 23, 2012 includes the dividend of $3.40 per preferred share.

Dividend payment 2011:

Payment date:	Total payment	Per share
February 11, 2011	$ 4.9 million	$0.10
May 10, 2011	$ 6.4 million	$0.10
August 4, 2011	$ 6.4 million	$0.10
November 15, 2011	$ 1.9 million	$0.03
Total payment as of December 31, 2011:	$ 19.7 million	$0.33

Note 8 – Accounts receivable
Accounts receivable as of June 30, 2012 and December 31, 2011 mainly relates to working capital for the DHT Phoenix, DHT Regal and Venture Spirit operating in the TI Pool.

Note 9 - Financial risk management, objectives and policies
Note 9 in the 2011 annual report on Form 20F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long term debt with the main purpose being to finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent Events
On July 20, 2012 the Board of Directors approved a dividend of $0.24 per common share and $3.40 per preferred share related to the second quarter 2012 to be paid on August 16, 2012 for shareholders of record as of August 9, 2012.

At the Company’s 2012 annual general meeting of shareholders, the shareholders voted to authorize the board of directors of DHT to effect a reverse stock split of DHT's common stock, par value of $0.01 per share, at a reverse stock split ratio of 12-for-1 and to amend the articles of incorporation to effect the reverse stock split and adjust the total number of authorized shares of common stock to 30,000,000. The reverse stock split became effective after the close of business on July 16, 2012.